

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

December 17, 2008

Mr. Maurice Castonguay
Chief Financial Officer
BigBand Networks, Inc.
475 Broadway Street
Redwood City, California 94063

   **RE: BigBand Networks, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2007
     Filed March 12, 2008
     File No. 1-33355**

Dear Mr. Castonguay:

   We have completed our review of your Form 10-K and have no further comments at this time.

         Sincerely,

         /s/ Larry Spirgel
         Assistant Director

cc: J. Robert Suffoletta, Esq.
   Wilson Sonsini Goodrich & Rosati
   Via facsimile: (650) 493-6811